

Akemi (Addie) Kozu Tosto · 3rd

AKT Pictures LLC

Executive Producer/Director/ MPAA Accredited
Journalist/Dog lover. 🎬

Los Angeles, California, United States · 175 connections ·

Contact info

Experience

Executive Producer

AKT Pictures LLC · Full-time
Apr 2018 – Present · 2 yrs 10 mos
Los Angeles, California

Develop and maintain relationships with potential and existing financiers, project budget &
scheduling, maintain overall project schedule, and estimate project budgets and initiate cost
controls for each production. Tracking & reporting work progress, budgeting cost of work, and
delivering cost/schedule changes. Work with all the departments in the production to bring the
project to success.

  

Film Production Specialist

Self-employed
Jul 1992 – Jan 2017 · 24 yrs 7 mos
Los Angeles, California, United States

Started out as a production assistant at Roger Corman's production many moons ago, worked the way up to a Production Coordinator, Production Manager, and Producer, the experience ranging from music video to feature motion picture productions. Also wrote as a contributor for

Education



UCLA Extension
Cinematography and Film/Video Production

Skills & endorsements

Entertainment · 2

 Endorsed by **Ron Jacobsohn, who is highly skilled at this**

Microsoft Office · 2

Chris Tosto and 1 connection have given endorsements for this skill

Social Media · 2

Chris Tosto and 1 connection have given endorsements for this skill

Show more ⌄

Accomplishments

1 **Language**
Japanese

Interests



Walt Disney Imagineering
123,453 followers



The Walt Disney Company
4,185,332 followers



Sony Pictures Entertainment
966,739 followers



Disneyland Resort
114,147 followers





NBCUniversal Media, LLC
660,841 followers

Justin Trudeau in
Prime Minister of Canada | Premier ministr
4,956,443 followers

See all